Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

VIA EDGAR

April 26, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  AAA Energy Opportunities Fund LLC

Ladies and Gentlemen:

On behalf of this firm’s client, AAA Energy Opportunities Fund LLC (the “Fund”), transmitted herewith for filing with the Commission is one copy of the Registration Statement of the Fund on Form 10 (the “Form 10”).  This Form 10 is being filed pursuant to Sections 12(b) and 12(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.  No fee is required in connection with this filing.

Should members of the staff have any questions regarding the Form 10 transmitted herewith, please call the undersigned at 212-728-8108.

Very truly yours,

/s/ Jonathan Burwick

Jonathan Burwick

Encl.

cc:	Jennifer Magro
Rita M. Molesworth